

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 8, 2009

<u>VIA US MAIL AND FAX (801) 984-2603</u>
Mr. Edward Paulsen
Principal Financial and Accounting Officer
aVinci Media Corporation
11781 South Lone Peak Parkway
Suite 270
Draper, UT   84020

      RE: **aVinci Media Corporation
Form 10-K for the fiscal year ended December 31, 2008 as amended
Filed March 31, 2009
File No. 001-17288**

Dear Mr. Paulsen:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director